Contact:

MEDIA	INVESTORS
Jean-Marc Podvin	Sanjay Gupta
33-1-53-77-42-23	33-1-53-77-45-45
jean-marc.podvin@sanofi-aventis.com	sanjay.gupta@sanofi- ventis.com

UPDATE REGARDING PLAVIX® PATENT INFRIGEMENT CASE

Paris, France (8 August 2006) - Sanofi-aventis (Paris Bourse: EURONEXT: SAN; and New York: NYSE: SNY) today provided an update regarding the PLAVIX® patent infringement case filed by sanofi-aventis and Bristol-Myers Squibb Company (New York: NYSE: BMY) (the “companies”) against Apotex Inc. and Apotex Corp. (“Apotex”).

On March 21, 2006, the companies announced that they had executed a proposed settlement agreement (the “March Agreement ”) with Apotex to settle the patent infringement lawsuit pending between the parties in the U.S. District Court for the Southern District of New York. The lawsuit relates to the validity of a composition of a matter patent for clopidogrel bisulfate (the “‘265 Patent ”), a medicine made available in the United States by the companies as PLAVIX®. The proposed settlement was subject, among other things, to antitrust review and clearance by both the U.S. Federal Trade Commission (“FTC”) and state attorneys general. On June 25, 2006, the companies announced that the March Agreement had been modified by the parties in response to concerns raised by the FTC and the state attorneys general. Both agreements require the parties to cooperate and use all reasonable efforts to facilitate the review by the FTC and the state attorneys general. When the companies announced the proposed settlement, the companies said that there was significant risk that required antitrust clearance would not be obtained.

The March Agreement included the following provisions, among others: The companies would grant Apotex a royalty-bearing license under the ‘265 patent to manufacture and sell its FDA-approved generic clopidogrel bisulfate product in the United States, and Apotex would agree not to sell a clopidogrel product in the United States until the effective date of the license. The license would be exclusive for six months (other than for the PLAVIX® brand product) and would be effective September 17, 2011, or earlier in certain specified circumstances. The companies agreed not to launch an authorized generic product during the period in which the Apotex license was exclusive. If the proposed settlement were to become effective, the March Agreement provided for a reimbursement of up to $40 million by the companies to Apotex relating to Apotex’s existing inventory and for provisions in relation to supply arrangements for its clopidogrel bisulfate product. The companies also agreed to compensate Apotex by prescribed amounts in the event that U.S. sales of PLAVIX® were lower than specified amounts during a period immediately preceding the commencement of the license. In the event that the required antitrust clearance was not obtained, a termination fee would be payable to Apotex by the companies in an amount which varied based on the date on which it was determined that the required antitrust clearance had not been obtained and Apotex would be eligible to receive a reimbursement payment from the companies for certain short-dated inventories, if any, of Apotex’s clopidogrel bisulfate product. Any payments to Apotex would be paid 50% by sanofi-aventis and 50% by Bristol-Myers-Squibb. In addition, under the March Agreement, if the settlement efforts were terminated, the litigation would be resumed, and Apotex could launch a generic clopidogrel product five business days after such termination although Apotex would be at risk of an award for damages if Apotex were not to prevail in the pending litigation. If Apotex were to launch at risk prior to final resolution of the pending litigation and the companies ultimately prevailed in the pending litigation, the companies’ agreed their damages would be limited based on varying percentages of Apotex’s net sales of such generic clopidogrel bisulfate product but in any event would not exceed 70% of such net sales. In addition, the companies waived their right to seek treble damages under applicable patent laws if they were to prevail in the pending patent litigation. The companies also agreed not to seek a temporary restraining order or a preliminary injunction against a launch by Apotex of its generic clopidogrel bisulfate product (which could not occur until five business days after failure to obtain antitrust clearance) until either they had first given Apotex five business days prior notice of their intention to do so, or Apotex had initiated a launch.

In response to concerns expressed by the FTC and state attorneys general, the parties modified the March Agreement (the “Modified Agreement ”). Under the terms of the Modified Agreement, Apotex’s license would be effective on June 1, 2011, or earlier in certain circumstances. The companies’ agreement not to launch an authorized generic product during the term at the Apotex license was also deleted. The provisions relating to a payment to Apotex in the event U.S. sales of PLAVIX® were lower than specified amounts and to a payment to Apotex in the event the required antitrust clearances were not obtained also were deleted. The limitation on damages in the event Apotex launched at risk and the companies prevailed in the pending litigation was reduced to 40% of Apotex’s net sales if the companies had launched an authorized generic clopidogrel bisulfate product and otherwise 50% of Apotex’s net sales. The companies agreed not to seek a temporary restraining order and agreed they could seek a preliminary injunction only after giving Apotex five business days’ notice, which notice could be given only after Apotex had initiated a launch.

On July 28, 2006, the companies announced that the Modified Agreement had failed to receive required antitrust clearance from the state attorneys general. The FTC has not advised the companies of its decision. However, as noted above, the settlement requires the approval of both the FTC and the states’ attorneys general to become effective.

Based on a provision in the Modified Agreement permitting either party to terminate their obligations to pursue the settlement if both required antitrust clearances were not received by July 31, 2006, Apotex has delivered a notice to the companies to terminate its obligation to pursue the settlement effective as of July 31, 2006.

Apotex announced in January 2006 that it had received final approval of its Abbreviated New Drug Application (aNDA) for clopidogrel bisulfate from the FDA.

The companies anticipate that generic clopidogrel bisulfate product will be delivered to customers shortly by Apotex. The companies recently sought leave from the U.S. District Court for the Southern District of New York to move for provisional relief, including a

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temporary restraining order. The Court declined to entertain such a motion prior to the expiration of the five business day period noted above.

The companies are evaluating their legal and commercial options, as well as possible remedies under the agreement with Apotex. If the companies seek and obtain a preliminary injunction halting Apotex’s sale of a generic clopidogrel bisulfate product, the companies might be required to post a bond in favor of Apotex to compensate it for any losses Apotex incurs as a result of the preliminary injunction if Apotex ultimately prevails in the pending litigation. The amount, if any, required to be posted cannot be reasonably estimated, but the amount could be material to sanofi-aventis. There can be no assurance that such a preliminary injunction ruling will be sought or can be obtained.

As previously disclosed, each of the companies recorded reserves in the amount of $20 million in the first quarter of this year with respect to the potential payments under the proposed settlement. The impact of Apotex’s launch of its ge neric clopidogrel bisulfate product on sanofi-aventis cannot be reasonably estimated at this time and will depend on a number of factors, including, among others, the amount of generic product sold by Apotex and the pricing of Apotex’s generic product; whe ther the companies seek a preliminary injunction restraining Apotex’s sale of its generic product; the amount of time it would take for the Court to consider and act on such a request if made; whether the Court would grant such a request if made; whether, even if a preliminary injunction were obtained, the launch by Apotex would permanently adversely impact the pricing for PLAVIX® and, if so, to what extent; whether the companies launch an authorized generic clopidogrel bisulfate product; when the pending lawsuit is finally resolved and whether the companies prevail; and, even if the parties ultimately prevail in the pending lawsuit, the amount of damages that the parties would be granted and Apotex’s ability to pay such damages. Under any circumstances, sustained generic competition for PLAVIX® would be material to sanofi-aventis’ sales of PLAVIX® and sanofi-aventis’ results of operations and cash flows, and could be material to sanofi- aventis’ financial condition and liquidity . At this time, due to the significant uncertainties that exist with respect to ongoing developments in the PLAVIX® patent infringement litigation, sanofi-aventis is not able to provide an assessment of the impact of these developments on sanofi-aventis’ outlook for 2006 and beyond.

The originally scheduled trial date for the litigation between the companies and Apotex had been suspended pending possible finalization of the proposed settlement. A new trial date has not yet been set by the Court. Sanofi-aventis and Bristol-Myers-Squibb intend to vigorously pursue enforcement of their patent rights in PLAVIX®.

Sanofi-aventis has also learned that the Antitrust Division of the U.S. Department of Justice is conducting a criminal investigation regarding the proposed settlement received grand jury subpoenas seeking the production of documents. Sanofi-aventis intends to provide all information required in response to this investigation. It is not possible at this time reasonably to assess the outcome of the investigation or its impact on sanofi-aventis.

About Sanofi-aventis
Sanofi-aventis is the world's third largest pharmaceutical company, ranking number one in Europe. Backed by a world-class R&D organization, sanofi-aventis is developing leading positions in seven major therapeutic areas: cardiovascular, thrombosis, oncology, metabolic diseases, central nervous system, internal medicine, and vaccines.

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Statements on Cautionary Factors
This press release contains forward- looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward- looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future events, operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words "expect," "anticipates," "believes," "intends," "estimates," "plans" and similar expressions. Although sanofi-aventis' management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward- looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include risks that may arise from the Department of Justice’s criminal investigation on the PLAVIX® proposed settlement with Apotex, the potential at risk launch of a generic clopidogrel bisulfate product by Apotex or other entities, as well as those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under "Risk Factors" and "Cautionary Statement Regarding Forward-Looking Statements" in sanofi-aventis' annual report on Form 20-F for the year ended December 31, 2005. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.

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